Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Communication Co., Ltd. Announces the Change of Its Independent
Registered Public Accounting Firm
Beijing, China (January 19, 2009) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading manufacturers of mobile handsets, today announced that on January 8, 2009, it was notified that effective December 8, 2008, the personnel of Grobstein Horwath & Company LLP (“GHC”) had joined with Crowe Horwath LLP (“Crowe”), resulting in the resignation of GHC as the independent registered public accounting firm for the Company. Crowe was appointed by the Company as its new independent registered public accounting firm. The decision to engage Crowe was approved by the board of directors on January 12, 2009.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVA” brand names. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 19, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-8219-3706
Email: matao@cectelecom.com